UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934



Amendment No.: 0*


Name of Issuer: ALTIMETER GROWTH CORP.


Title of Class of Securities: Class A Ordinary Shares


CUSIP Number: G0370L108


Date of Event Which Requires Filing of this Statement: 4/30/2021

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No.: G0370L108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Henderson Group plc
    EIN #00-0000000

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
     Jersey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
    0**

6.  SHARED VOTING POWER
    8,883,832**

7.  SOLE DISPOSITIVE POWER
    0**

8.  SHARED DISPOSITIVE POWER
    8,883,832**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,883,832**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    17.3%**

12. TYPE OF REPORTING PERSON
    IA, HC

    ** See Item 4 of this filing



CUSIP No.:  G0370L108

1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Janus Henderson Forty Fund
    84-1552741

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
    a.   ___
    b.   ___

3.  SEC USE ONLY

4.  CITIZENSHIP OR PLACE OF ORGANIZATION
         Massachusetts

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.  SOLE VOTING POWER
    0**

6.  SHARED VOTING POWER
    5,904,090**

7.  SOLE DISPOSITIVE POWER
    0**

8.  SHARED DISPOSITIVE POWER
    5,904,090**

9.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    5,904,090**

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
SHARES
    Not applicable

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
    11.5%**

12. TYPE OF REPORTING PERSON
    IV

    ** See Item 4 of this filing




Item 1.
  (a). Name of Issuer: ALTIMETER GROWTH CORP. ("Altimeter")

  (b). Address of Issuer's Principal Executive Offices:

       2550 Sand Hill Road, Suite 150
       Menlo Park, CA 94025

Item 2.
  (a).-(c).  Name, Principal Business Address, and Citizenship of
Persons
             Filing:

       (1)   Janus Henderson Group plc
             201 Bishopsgate
             EC2M 3AE, United Kingdom
             Citizenship: Jersey, Channel Islands

       (2)   Janus Henderson Forty Fund
             151 Detroit Street
             Denver, Colorado 80206
             Citizenship:  Massachusetts


  (d). Title of Class of Securities: Class A Ordinary Shares

  (e). CUSIP Number:  G0370L108

Item 3.

This statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) and the person filing, Janus Henderson Group plc ("Janus Henderson"), is a parent holding company/control person in accordance with Section
240.13d-1(b)(ii)(G). See Item 4 for additional information.

Janus Henderson Forty Fund is an Investment Company registered under
Section 8 of the Investment Company Act of 1940.

Item 4. Ownership

The information in items 1 and 5 through 11 on the cover page(s) on
Schedule 13G is hereby incorporated by reference.

Janus Henderson has an indirect 97% ownership stake in Intech Investment Management LLC ("Intech") and a 100% ownership stake in Janus Capital Management LLC ("JCM"), Perkins Investment Management LLC ("Perkins"), Henderson Global Investors Limited ("HGIL") and Janus Henderson Investors Australia Institutional Funds Management Limited ("JHIAIFML"), (each an "Asset Manager" and collectively as the "Asset Managers"). Due to the above ownership structure, holdings for the Asset Managers are aggregated for purposes of this filing. Each Asset Manager is an investment adviser registered or authorized in its relevant jurisdiction and each furnishing investment advice to various fund, individual and/or institutional clients (collectively referred to herein as "Managed Portfolios").

As a result of its role as investment adviser or sub-adviser to the Managed Portfolios, JCM may be deemed to be the beneficial owner of 8,883,832 shares or 17.3% of the shares outstanding of Altimeter Class A Ordinary Shares held by such Managed Portfolios. However, JCM does not have the right to receive any dividends from, or the proceeds from the sale of, the securities held in the Managed Portfolios and disclaims any ownership associated with such rights.

Janus Henderson Forty Fund is an investment company registered under the Investment Company Act of 1940 and is one of the Managed
Portfolios to which JCM provides investment advice.

Item 5. Ownership of Five Percent or Less of a Class

Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person

The Managed Portfolios, set forth in Item 4 above, have the right to receive all dividends from, and the proceeds from the sale of, the securities held in their respective accounts.

The interest of one person, Janus Henderson Forty Fund, an investment company registered under the Investment Company Act of 1940, in Altimeter Class A Ordinary Shares amounted to 5,904,090 shares or
11.5% of the total outstanding Class A Ordinary Shares.

These shares were acquired in the ordinary course of business, and not with the purpose of changing or influencing control of the Issuer.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Intech, JCM, Perkins, HGIL and JHIAIFML are indirect subsidiaries of Janus Henderson and are registered investment advisers furnishing investment advice to Managed Portfolios.

Item 8.  Identification and Classification of Members of the Group

Not applicable.

Item 9.  Notice of Dissolution of Group

Not applicable.

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

JANUS HENDERSON GROUP PLC

By  /s/  Kristin Mariani
Kristin Mariani, Head of North America Compliance, CCO
Date 5/10/2021

JANUS HENDERSON FORTY FUND

By  /s/  Kristin Mariani
Kristin Mariani, Head of North America Compliance, CCO
Date 5/10/2021


EXHIBIT A
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including amendments thereto) with respect to the Class A Ordinary Shares of ALTIMETER GROWTH CORP. and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the 10th day of May, 2021.

            JANUS HENDERSON GROUP PLC

            By  /s/  Kristin Mariani
               Kristin Mariani, Head of North America Compliance, CCO

            JANUS HENDERSON FORTY FUND

            By  /s/  Kristin Mariani
               Kristin Mariani, Head of North America Compliance, CCO